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December 17, 2012

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission, Securities Division
Manitoba Securities Commission
Office of Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Premier Royalty Inc. (formerly Bridgeport Ventures Inc.)

We have read the statements made by Premier Royalty Inc. in their Change of Auditor Notice dated December 11, 2012 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on the information available to us, we agree with the statements set out in the Notice.

Yours truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants